

07008256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
AUG 29 2007
WASH, D.C.
210
SECTION

SEC FILE NUMBER
8- 53595

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legent Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue Suite 400
(No. and Street)

Omaha	Nebraska	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant — 402-384-6145
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David Brant

Name

Senior Vice President and CFO
Title


Notary Public


GENERAL NOTARY-State of Nebraska
TINA BRATETIC
My Comm. Exp. Sept 29, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
210
SECTION

Legent Clearing LLC

(A Wholly-Owned Subsidiary of Legent Group LLC)

(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2007
Independent Auditors' Report and Independent Auditors' Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a ***PUBLIC DOCUMENT***



Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Members and Managers
Legent Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Legent Clearing LLC (the "Company"), a wholly-owned subsidiary of Legent Group LLC, as of June 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Legent Clearing LLC at June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
August 22, 2007

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Group LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$ 1,115,665
Receivable from brokers, dealers and clearing organizations	47,589,563
Receivable from customers	316,974,131
Securities owned, at fair value (includes $1,519,108 of securities pledged)	1,922,870
Property and equipment, net of accumulated depreciation of $1,067,371	792,673
Goodwill	1,937,000
Intangible assets, net of accumulated amortization of $1,206,642	3,786,358
Deposits with clearing organizations and others	6,247,819
Promissory notes receivable, net of allowance of $195,000	5,497,382
Related party receivables	510,160
Other assets	1,306,042
Total assets	$387,679,663

LIABILITIES AND MEMBER'S EQUITY

Payable to customers	$143,427,747
Notes payable to banks	142,400,000
Payable to brokers, dealers and clearing organizations	46,668,120
Accounts payable and accrued liabilities	14,834,584
	347,330,451
Subordinated borrowings	13,000,000
Member's equity	27,349,212
Total liabilities and member's equity	$387,679,663

See notes to statement of financial condition.

LEGENT CLEARING LLC
(A Wholly-Owned Subsidiary of Legent Group LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED JUNE 30, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Legent Clearing LLC (the "Company") is a wholly-owned subsidiary of Legent Group LLC (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") with operations headquartered in Omaha, Nebraska. The Company's business is to provide clearing services to other broker-dealers on a fully disclosed basis.

Securities transactions (and related revenue and expense) are recorded on a trade date basis.

Securities owned that are readily marketable are valued at quoted market prices or fair value. The difference between cost and market or fair value is included in income for the year. As of June 30, 2007, the Company had securities owned with a market value of $1,519,108 on deposit for option contracts written or purchased in customer accounts.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the life of the lease.

The Company and its Parent have elected, under the provision of the Internal Revenue Code, to be treated as a Limited Liability Company. The income and losses of the Company and its Parent are passed through to the member who incurs the tax obligation or receives the tax benefit.

The Company has recorded goodwill from the purchase business combination of its Parent to the extent the purchase price of the acquisition exceeded the fair value of the net identifiable assets of the Company. The Company's acquired intangible assets consist of client relationship intangible assets. The Company tests goodwill and acquired intangible assets for impairment on at least an annual basis.

Promissory notes are recorded at unpaid principal balance net of bad debt allowance. The Company evaluates the collectibility of the notes and establishes an allowance if one is deemed necessary.

Software development costs are capitalized and included in property and equipment at the point technological feasibility has been established until testing is complete. Once the product is fully functional, such costs are amortized in accordance with the Company's normal accounting policies. Software development costs that do not meet capitalization criteria are expensed as incurred.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Certain directors and employees of the Company and members of the Company's Parent maintain margin accounts. The Company had margin loans to directors, employees, and certain members of the Company's Parent of approximately $91,212 at June 30, 2007. These loans are made in the ordinary course of the Company's business on terms no more favorable than those available on comparable transactions with other parties.

New Accounting Pronouncements – In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items as fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a remeasurement event that gives rise to new-basis accounting. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis, is irrevocable, and is applied only to an entire instrument and not only to specific risks, cash flows, or portions of that instrument. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of June 30, 2007, there were no cash or securities segregated in the special reserve bank accounts for the benefit of customers and introducing brokers under the SEC rules.

3. RECEIVABLE FROM CUSTOMERS

Receivable from customers includes amounts due on uncompleted transactions and margin account balances. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying statement of financial condition.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2007:

Receivable:	
Brokers and dealers	$25,226,064
Securities borrowed	15,680,522
Securities failed to deliver	6,682,977
	$47,589,563
Payable:	
Clearing organizations	$ 8,012,977
Securities loaned	10,417,598
Securities failed to receive	28,237,545
	$46,668,120

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable/payable to the clearing brokers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

5. SECURITIES OWNED

Securities owned at June 30, 2007 were as follows:

Marketable, at fair value:	
Obligations of U.S. Government and Agencies	$ 1,528,436
Mutual funds	277,330
Nonmarketable, at estimated fair value:	
Corporate stock	117,104
	$ 1,922,870

6. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Goodwill	$1,937,000
Acquired intangible assets:	
Customer relationships	4,993,000
Less: Accumulated amortization	(1,206,642)
Unamortized intangible asset	$3,786,358

The Company tests goodwill for impairment on at least an annual basis. There was no impairment of goodwill taken as a result of the impairment test in fiscal year 2007. Customer relationships are being amortized over a period of 10 years.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2007:

Furniture and equipment	$1,368,725
Leasehold improvements	179,409
Software	209,085
Internally developed software	102,825
	1,860,044
Less: Accumulated depreciation and amortization	(1,067,371)
	$ 792,673

8. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC and is required to maintain a minimum amount of net capital. The Company computes its net capital under the alternate method, as defined in the Rule. On June 30, 2007, the Company had net capital and a net capital requirement of $26,488,722 and $4,404,371 respectively.

Various correspondent broker-dealers maintain accounts with the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). No cash had been segregated for the Company's PAIB reserve at June 30, 2007.

9. BENEFIT PLANS

The Company has a 401(k) plan which is made available to all employees. Contributions are determined by the Board of Members and Managers. The 401(k) plan also includes a profit sharing feature.

10. NOTES PAYABLE TO BANKS

The Company has available secured lines of credit of $395,000,000. As of June 30, 2007, there was a balance of $137,400,000 under these lines secured by customer securities with a fair market value of $205,490,545. These credit facilities bear interest at rates based on the Federal Funds rate.

The Company also has available unsecured lines of credit in the amount of $10,000,000. As of June 30, 2007, there was a balance of $5,000,000 under these lines. These credit facilities bear interest at a rate based on the Federal Funds rate.

11. SUBORDINATED BORROWINGS

The Company has subordinated borrowings of $10,000,000 from the Parent and $3,000,000 from a commercial bank as of June 30, 2007. The subordinated borrowings bear interest at a rate based on the prime rate, and are scheduled to be repaid ranging from October 31, 2007 to April 30, 2008. The borrowings have been approved by the Financial Industry Regulatory Authority ("FINRA") as subordinated borrowings available in computing net capital under the SEC uniform net capital rule.

12. LEASE COMMITMENTS

The Company leases office space under operating leases, which expire at varying dates from April 2008 to April 2010.

Following is a schedule of the remaining lease payments:

Year Ending June 30:	
2008	$272,134
2009	82,419
2010	65,883
Total minimum obligations	$420,436

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the

creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company loans securities temporarily to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company borrows securities temporarily from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2007, customer margin securities of approximately $275,807,521 and stock borrowings of approximately $29,122,343 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned or repledged approximately $232,863,255 of that collateral as of June 30, 2007.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. Cash in banks are carried at fair value. Promissory notes are carried at contracted amounts net of the allowance, which approximate fair value. Receivables from brokers, dealers, clearing organizations and customers are carried at amounts approximating fair value. Securities owned are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. Liabilities including notes and other payables to banks and certain payables to brokers, dealers, clearing organizations and customers are carried at amounts approximating fair value.

15. RELATED PARTY TRANSACTIONS

As of June 30, 2007, the Company has receivables from the Parent of $502,035. The Company pays for certain operating expenses of the Parent and is reimbursed for such payments. The Company also has receivables from officers of $8,125 as of June 30, 2007. The Company also has subordinated borrowings of $10,000,000 with the Parent as of June 30, 2007.

16. CONTINGENCIES

The Company is subject to the rules and regulation of the SEC, FINRA, and other regulatory organizations. The Company has several unresolved matters from the most recent routine examinations and other inquiries by the SEC and FINRA. These matters may result in censures, fines, or other sanctions. Management believes the outcome of any actions will not be material to the financial position of the Company. However, the Company is unable to predict the ultimate outcome of these matters.

Legent Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing LLC (the "Company") as of and for the year ended June 30, 2007 (on which we issued our report dated August 22, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that

adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives. However, on February 28, 2007, the Company failed to accurately compute the firm's reserve requirement under Exchange Act Rule 15c3-3. The result was a reserve deficiency of $4,433,751 for the period from March 1, 2007 to March 6, 2007. The Company filed a notice with the NASD describing this deficiency on March 16, 2007 in accordance with SEC Rule 17a-11.

This report is intended solely for the information and use of the board of members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Omaha, Nebraska
August 22, 2007

END